Exhibit 5.1

January 5, 2024 ProMIS Neurosciences Inc. Suite 200, 1920 Yonge Street Toronto, Ontario M4S 3E2

Attention: Board of Directors

RE:ProMIS Neurosciences Inc. – Registration Statement on Form S-3 and Prospectus Supplement

We have acted as local counsel in the Province of Ontario (the “Province”), Canada to ProMIS Neurosciences Inc. (the “Corporation”), in connection with the sale by the Corporation of up to US$25,000,000 of common shares (“Offered Shares”) of the Corporation pursuant to an at the market offering sales agreement dated January 5, 2024 (the “Sales Agreement”) between BTIG, LLC, as exclusive agent of the Corporation for purposes of selling the Offered Shares under the Sales Agreement, and the Corporation.

The Corporation filed a Registration Statement on Form S-3 (File No. 333-274658) with the Securities and Exchange Commission (the “Commission”) on September 22, 2023, in the form in which it became effective on September 29, 2023. The Registration Statement contains the form of prospectus as supplemented by the prospectus supplement dated as of January 5, 2024 and filed with the Commission on January 5, 2024 (the “Prospectus”), pursuant to Rule 424(b) under the Securities Act of 1933 (the “Act”).

We are solicitors qualified to practice law in the Province of Ontario. The opinions hereinafter expressed are based on the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case as in effect on the date hereof. We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Province of Ontario and the federal laws of Canada applicable therein. We have no obligation to update this opinion.

As counsel for the Corporation, we have reviewed the Sales Agreement, the Registration Statement and the Prospectus. In addition, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization, issuance and sale of the Offered Shares. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the foregoing qualifications, assumptions and limitations, we are of the opinion that the Offered Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms set forth in the Sales Agreement, will be validly issued, fully paid and non-assessable shares in the capital of the Corporation.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of any laws except the Business Corporations Act (Ontario).

We consent to the use of this opinion as an exhibit to the Current Report on Form 8-k to be filed by the Corporation with the Commission on January 5, 2024 and its incorporation by reference in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Yours truly,

/s/ McMillan LLP